                                  SCHEDULE 14A
                                 (RULE 14a-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]
Check the appropriate box:

[ ]  Preliminary Proxy Statement
[ ]  Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[X]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11c or Section 240.14a-12

                           ENERGY WEST, INCORPORATED
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                      COMMITTEE TO RE-ENERGIZE ENERGY WEST
--------------------------------------------------------------------------------
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

          ----------------------------------------------------------------------

     (2)  Aggregate number of securities to which transaction applies:

          ----------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

          ----------------------------------------------------------------------

     (4)  Proposed maximum aggregate value of transaction:

          ----------------------------------------------------------------------

     (5)  Total fee paid:

          ----------------------------------------------------------------------

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

          ----------------------------------------------------------------------

     (2)  Form, Schedule or Registration Statement No.:

          ----------------------------------------------------------------------

     (3)  Filing Party:

          ----------------------------------------------------------------------

     (4)  Date Filed:

          ----------------------------------------------------------------------

                    THE COMMITTEE TO RE-ENERGIZE ENERGY WEST

                 AN IMPORTANT MESSAGE TO OUR FELLOW SHAREHOLDERS


Dear Fellow Energy West Shareholders:

         The Committee to Re-Energize Energy West is certainly pleased it has captured the attention of the entrenched board and management of your company. Nevertheless, they still don't seem to believe that you deserve a voice in how the company is run. We do. In fact, the incumbent directors would have you believe that they have an automatic right to continue running the company indefinitely, even after a prolonged period of poor performance. That is not the case.

                             IT IS TIME FOR A CHANGE

         We urge you to exercise your democratic right as an owner of Energy West to re-energize your company and bring new leadership to its board of directors. The Committee's slate of three new directors is committed to reversing the dramatic decline in stockholder value that has occurred under the current board.

                        YOUR DIVIDEND HAS BEEN ELIMINATED

         For the first time since 1944, Energy West has failed to pay a quarterly cash dividend to its shareholders. Prior to the dismal performance in fiscal 2003, Energy West had declared 171 consecutive dividend payments since 1944 and dividends had increased in each year since 1977. We, as shareholders, have personally felt the effect of Energy West's declining financial condition.

                  ENERGY WEST'S NET INCOME CONTINUES TO PLUMMET

          Energy West's net income declined a staggering $2.9 million from fiscal 2001.

          Energy West attributed these losses to a host of excuses. However, the numbers speak for themselves. We are losing our investment in Energy West.

              ENERGY WEST'S SHARES HAVE CONTINUED TO DROP IN VALUE

         Under the incumbent board of directors, Energy West shares have dropped from a high of $14.10 per share in the first quarter of fiscal 2002 to a closing price of $6.50 per share on October 23, 2003. Your stock has lost over half of its value. We believe that the current board has failed to protect your investment.

                    BOTTOM LINE -- YOUR COMPANY IS IN TURMOIL

         Who put Energy West where it is today? It appears that the board's "plan" is to guaranty that they remain in their current positions and cast us as the bad guys. Do not let the incumbent board forget that we hold them responsible for Energy West's dismal performance and do not believe that the board that led the company into its current condition should remain at the helm without change.

                         WE ARE SHAREHOLDERS -- LIKE YOU

         Members of the Committee beneficially own and have the right to vote an aggregate of 258,918 shares of Energy West stock, constituting approximately 9.98% of the total outstanding shares. We believe we have shown our faith in the future of the company under new leadership by investing almost $1.5 million in Energy West. Nothing could be more straightforward. AS FELLOW SHAREHOLDERS, OUR INTERESTS ARE ALIGNED WITH YOURS.

         On the other hand, according to Energy West's own proxy statement, all the current directors and officers as a group own only 5% of the shares of Energy West. To claim that we do not own enough shares to participate in the future direction of the company ignores reality. As shareholders we would hope that the company's board members showed their faith in Energy West by investing more of their own dollars.

         We will change your company, with your help. Send a message to the entrenched board of directors and management by letting them know that all shareholders have a voice, no matter how big or small.

                THE ANNUAL MEETING IS NOVEMBER 12 -- DON'T DELAY

         Your vote is important. No matter how many or how few shares of Energy West you own, please vote for our nominees, Lawrence P. Haren, Richard M. Osborne and Thomas J. Smith, by signing, dating and mailing the enclosed BLUE proxy card today so that we will receive it prior to the Annual Meeting. Do not return the white proxy card sent to you by Energy West's board of directors. Even if you mark "withhold" on the incumbent board's white proxy card as a protest against the incumbent board, your vote will not count for our director nominees. You can only vote for our director nominees on the BLUE proxy card.

         If you have already returned a board of directors' proxy card, you have every right to change your vote by signing and returning the enclosed BLUE proxy card. Only your latest dated properly executed proxy will count at the Annual Meeting. Please make certain that your most recent proxy is our BLUE proxy.

         Your vote at this year's Annual Meeting will determine the future direction of your company and your investment. Exercise your democratic right as an owner of Energy West.

         If you have any questions about voting your shares or changing your vote, please contact our proxy solicitor, D.F. King & Co., Inc., at 1-800-628-8532. If you are a registered shareholder, you may also fax both sides of your signed proxy card to D.F. King at 718-707-0386.

         Time is short.  Please vote today!


/s/ Richard M. Osborne       /s/ Thomas J. Smith      /s/ Lawrence P. Haren

                       PROXY CARD FOR 2003 ANNUAL MEETING
                OF THE SHAREHOLDERS OF ENERGY WEST, INCORPORATED

             SOLICITED BY THE COMMITTEE TO RE-ENERGIZE ENERGY WEST
               IN OPPOSITION TO THE INCUMBENT BOARD OF DIRECTORS

   This proxy will be voted in accordance with your instructions specified below. If you do not give any specific instructions, this proxy will be voted FOR the election of the Committee's nominees, Lawrence P. Haren, Richard M. Osborne and Thomas J. Smith. IN ADDITION, THE PROXIES ARE AUTHORIZED TO VOTE IN THEIR DISCRETION FOR ANY SUBSTITUTE NOMINEES AS THE PROXIES MAY SELECT IF ANY NOMINEE NAMED BELOW IS UNABLE TO SERVE AND ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

   Shareholders have the right to vote cumulatively in the election of directors and at the Annual Meeting and we intend to invoke our right to cumulate our votes for the election of our nominees, Lawrence P. Haren, Richard M. Osborne and Thomas J. Smith. THIS PROXY CARD GIVES OUR PROXIES FULL DISCRETIONARY AUTHORITY TO VOTE CUMULATIVELY AND TO ALLOCATE VOTES AMONG MESSRS. HAREN, OSBORNE AND SMITH, UNLESS AUTHORITY TO VOTE FOR ANY OF THEM IS WITHHELD BELOW.

   Please mark an "X" in the appropriate box below. We recommend that you vote FOR our nominees, Lawrence P. Haren, Richard M. Osborne and Thomas J. Smith.

        [ ] For our director nominees:

          Lawrence P. Haren

          Richard M. Osborne

          Thomas J. Smith

   YOU MAY WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE BY LINING THROUGH OR OTHERWISE STRIKING OUT THAT NOMINEE'S NAME IN THE LIST ABOVE. IF YOU WITHHOLD DISCRETIONARY AUTHORITY TO VOTE FOR ANY OF THE NOMINEES, WE WILL ALLOCATE YOUR VOTES AMONG THE REMAINING NOMINEES IN THE DISCRETION OF THE PROXIES NAMED HEREIN.

                  (Continued, and to be signed, on other side)

                          (Continued from other side)

   The undersigned hereby appoints Richard M. Osborne or Thomas J. Smith, or either of them, with full power of substitution, as proxies to vote, as indicated above, for and in the name of the undersigned all shares of Energy West, Incorporated that the undersigned is entitled to vote at the Annual Meeting of Shareholders of Energy West, Incorporated scheduled to be held on November 12, 2003 at the Civic Center, located at Park Drive and Central Avenue, Great Falls, Montana 59401, and at any adjournments or postponements of the meeting.

   This proxy card revokes all proxies previously given by the undersigned.

   Please sign exactly as your name appears on this proxy card. All joint owners should sign. If you are signing in a fiduciary capacity or as a corporate officer, please also provide your full title.

                                                    Date ---------------- , 2003

                                                    ----------------------------
                                                    Signature

                                                    ----------------------------
                                                    Signature if held jointly

                                                    ----------------------------
                                                    Title, if applicable